UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2025

Commission File Number 001-42510

Titan America SA

(Translation of Registrant’s Name Into English)

5700 Lake Wright Drive, Suite 300

Norfolk, VA 23502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Titan America SA

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1	CEO Letter to our Shareholders issued April 4, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025	Titan America SA

	By:	/s/ Larry Wilt
	Name:	Larry Wilt
	Title:	Chief Financial Officer